

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

<u>Via Email</u>
Mr. Kenneth D. Mann
Chief Financial Officer
Deltic Timber Corporation
210 East Elm St.
P.O. Box 7200
El Dorado, Arkansas 71731

  Re: Deltic Timber Corporation
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 3, 2015
     File No. 1-12147

Dear Mr. Mann:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief